PRESS RELEASE
--------------------------------------------------------------------------------

                     ICA REPORTS SECOND QUARTER 2005 RESULTS


     Mexico City, July 28, 2005 Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the second quarter of 2005. ICA noted the following highlights:

     o During the second quarter, ICA was awarded new contracts and net contract additions of Ps. 1,098 million. ICAs consolidated construction backlog as of June 30, 2005 was Ps. 17,216 million, equivalent to 14 months of work at second quarter levels.

     o Second quarter revenues rose Ps. 927 million, or 29 percent, to Ps. 4,163 million, compared to Ps. 3,236 million recorded in the second quarter of 2004.

     o General and administrative expenses were reduced to 6.9 percent of revenues in the second quarter of 2005, compared to 9.6 percent in the prior year period. For the second quarter of 2005 total general and administrative expenses were Ps. 289 million, compared to Ps. 311 million in the same period of the prior year, a reduction of Ps. 23 million, or 7 percent.

     o Operating income for the second quarter of 2005 was Ps. 209 million, an increase of Ps. 131 million as compared to Ps. 78 million in the same period of 2004.

     o During the second quarter, ICA refinanced Ps. 787 million in debt on better terms and interest rates the debt of subsidiaries related to the Corredor Sur and Acapulco Tunnel (TUCA) projects, extending the maturity of these loans until 2025 and 2022, respectively. The two refinancings provided ICA additional cash of US$68.5 million.

     o Total debt at the end of the second quarter was Ps. 8,451 million, an increase of Ps. 1,159 million compared to the Ps. 7,292 million at the end of June 2004. Of the total, Ps. 5,469 million corresponds to the El Cajon hydroelectric project, which increased Ps. 209 million during the quarter. Excluding the El Cajon hydroelectric project debt, ICA's total debt increased by Ps. 96 million as a result of the combined effect of the placement of US$150 million in notes by ICA Panama for the Corredor Sur project, the placement of Ps. 800 million in exchange trade notes by TUCA, and the repayment of debt totaling Ps. 2,312 million, including all corporate debt. o ICA recorded net income of majority interest of Ps. 66 million in the second quarter of 2005, compared to a loss of Ps. 117 million in the second quarter of 2004. This is the fourth consecutive quarter of net income.

     o On July 22 Standard & Poor's announced that ICA's B- rating has been placed on CreditWatch positive.


CONSOLIDATED RESULTS

Second Quarter 2005
-------------------

   (Ps. million)                                  2Q2004       2Q2005 Change (%)
-------------------------------------------------------------------------------
Revenues ....................................      3,236        4,163     29
Operating income ............................         78          209    168
Operating margin ............................          2.4%         5.0%
EBITDA ......................................        392          410      5
EBITDA margin ...............................         12.1%         9.8%
Net income (loss) of majority interest ......       (117)          66
Earnings per share (Ps.) ....................         (0.06)        0.04
Weighted average shares outstanding (million)      1,865.05     1,865.87   0.04
-------------------------------------------------------------------------------


     EBITDA = Earnings before interest, taxes, depreciation and amortization. EBITDA is neither a measure of financial performance nor an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.



     ICA recorded second quarter revenues of Ps. 4,163 million compared to Ps. 3,236 million in the second quarter of 2004. The El Cajon hydroelectric project accounted for 24% percent of total revenues and was 68 percent complete as of June 30, 2005. During the second quarter, revenues from Mexico represented 85.8 percent of total revenues. Revenues in foreign currency, principally U.S. dollars, accounted for 71.1 percent of the total.

     Second quarter cost of sales was Ps. 3,665 million, an increase of 29 percent compared to Ps. 2,847 million in the same period of 2004, which was similar to the increase in revenues. Cost of sales were 88 percent of revenues, equal to the percentage registered in the second quarter of 2004.

     General and administrative expenses in the second quarter of 2005 totaled Ps.289 million, a 7 percent decrease compared to the Ps. 311 million registered during the second quarter of 2004. The decrease is primarily the result of lower costs for bid preparation, which were Ps. 29 million in the second quarter of 2005, as compared to Ps. 79 million recorded in the second quarter of 2004.

     Operating income during the second quarter of 2005 was Ps. 209 million, an increase of Ps. 131 million, or 168 percent, compared to Ps. 78 million recorded during the same period of 2004. El Cajon hydroelectric project generated Ps. 62 million, or 30 percent, of total operating income.

     Earnings before interest, taxes, depreciation and amortization (EBITDA) generated in the second quarter of 2005 were Ps. 410 million, or 9.8 percent of revenues, or an increase of Ps. 18 million over the Ps. 392 million in EBITDA generated in the second quarter of 2004. El Cajon hydroelectric project accounted for 13.3 percent of second quarter 2005 EBITDA. EBITDA should not be considered as an indicator of free cash flow under Mexican or U.S. GAAP; other companies may define EBITDA differently.

     The integral financing cost in the second quarter of 2005 was Ps. 102 million, compared to Ps. 26 million recorded in the second quarter of 2004, and consisted of the following:


 (Ps. million)                                2Q2004       2Q2005
-------------------------------------------------------------------
Financial Expense .....................           76           181
Financial (Income) ....................         (47)          (96)
Exchange (Gain) Loss ..................          (2)            17
Monetary (Gain) Loss ..................          (2)             1
-------------------------------------------------------------------
Integral Financing (Gain) Cost ........           26           102
-------------------------------------------------------------------

     Financial expense increased to Ps. 181 million in the second quarter of 2005 compared to Ps. 76 million in the same period of 2004. The total includes both interest expense as well as recognition of deferred costs related to the placement of bonds for Corredor Sur and TUCA and non-amortizable costs related to the issuance of the new debt, including the cost of the derivatives to fix the interest rate for the maturity of the debt. The combined cost of the foregoing was Ps. 136 million. The exchange loss in the second quarter 2005 was Ps. 17 million, compared to a Ps. 2 million gain in the same period of last year. The weighted average interest rate on debt was 15.6 percent during the quarter, compared to 7.4 percent registered during the same period in 2004, including interest expense included in the direct costs of financed projects, which totaled Ps. 136 million. Excluding such effect the weighted average interest rate would be 8.9 percent. The increase in the weighted average interest rate is due to non-recurring financial costs related to the Corredor Sur and TUCA refinancings.

     Other Income was a gain of Ps. 30 million, principally as a result of the cancellation of contingency reserves created for the sale of shares of divested subsidiaries in previous quarters

     The tax provision in the second quarter of 2005 was Ps. 65 million, of which Ps. 60 million were deferred taxes and Ps. 5 million was employee statutory profit sharing.


     ICA recognized Ps. 54 million during the second quarter of 2005 from its share in the net income of unconsolidated affiliates, which includes the Dravica Consortium, CIMA, SETA, and Dicomex Holding, among others.


     ICA recorded net income of majority interest of Ps. 66 million in the second quarter of 2005, equivalent to Ps. 0.04 per share (US$ 0.02 per ADS) based on 1,865.87 million weighted average shares outstanding, compared to a net loss of majority interest of Ps. 117 million recorded in the second quarter of 2004, equivalent to a loss of Ps. 0.06 per share (US$ 0.04 per ADS), based on a weighted average of 1865.05 million shares outstanding.



SEGMENT RESULTS

Segment results are shown in the following table:
                                                                      Change
 (Ps. million)                              2Q2004          2Q2005     (%)
-------------------------------------------------------------------------------
Civil Construction
    Revenues ..........................       1,207         1,560      28
    Operating Margin ..................        5.8%          5.6%
Industrial Construction
    Revenues ..........................       1,114         1,731      55
    Operating Margin ..................       -2.6%          4.0%
Rodio
    Revenues ..........................         613           532     (13)
    Operating Margin ..................        2.8%          5.2%
Other Segments
    Revenues ..........................         302           339      13
    Operating Margin ..................        0.6%          0.6%
-------------------------------------------------------------------------------


     Civil Construction revenues rose, principally as a result of work on the El Cajon hydroelectric project in Nayarit, the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, complementary work on the Mexico City International Airport, the IMSS General Hospital in Cancun, and the fabrication of pavement slabs for second level of the Periferico expressway in Mexico City. The operating margin for the segment in the second quarter of 2005 was 5.6 percent, compared to a margin of 5.8 percent in the 2004 period. Bid preparation expenses during the quarter totaled Ps. 15 million.

     Industrial Construction revenues increased principally as a result of new contract awards and advances in the execution of projects. The projects that contributed most to revenues were the liquefied natural gas terminal and storage tanks in Altamira, the Altamira V combined cycle power plant, the marine drilling platforms for the Ku-Maloob-Zaap fields, the Reynosa III cryogenic plant in Tamaulipas, and the Chicontepec oil field project in Veracruz. The operating margin was 4.0 percent. Bid preparation expenses of Ps. 13 million are included in the operating results for the second quarter of 2005.

     Rodio generated revenues of Ps. 532 million and an operating margin of 5.2 percent, reflecting the improvement in the margins for contracted work, primarily in Spain and Portugal.



Second Quarter 2005                      Revenues       Operating     Operating
(Ps. Million)                                              Result     Margin (%)
--------------------------------------------------------------------------------
Total Other Segments* ..............        339              24            0.6
    Housing ........................        250              12            4.7
    Infrastructure Operations ......         86              19           22.4
   Other* ..........................          4             (67)        (203)
--------------------------------------------------------------------------------

  *Including Real Estate and corporate consolidation effects


     Other Segments accounted for 8 percent of total revenues during the quarter.

     Housing sold 1,006 units during the second quarter of 2005, compared to 526 units sold in the same quarter of 2004. Revenues for the quarter were Ps. 250 million, with an operating margin of 4.7 percent.

     Infrastructure Operations sales decreased to Ps. 86 million in the second quarter of 2005 compared to Ps. 97 million the second quarter of 2004, primarily as a result of divestments in 2004. Operating results were Ps. 19 million or
22.4 percent, compared to Ps. 11 million, or 10.9 percent registered in the same period of 2004.



CONSTRUCTION BACKLOG

                                                             Months Construction
                                               Ps. million       Equivalent*
---------------------------------------------    -------     -------------------
Balance, March 2005 .........................     19,943             16
   New contracts and contract additions .....      1,098              1
   Work executed ............................      3,824              3
---------------------------------------------     ------           ----
Balance, June 2005 ..........................     17,216             14

  * Months of work based on the volume of work executed in the second quarter of 2005.


     ICA had new contract awards and net contract additions of Ps. 1,098 million during the quarter. New projects added during the second quarter of 2005 mainly included new contracts in Spain and Portugal, the drainage system for the Mexico City International Airport, the San Cristobal bridge in Chiapas, and the Esparta residential complex, in Mexico City.

     At the end of the second quarter, projects in Mexico represented 95 percent of the total backlog, and 79 percent are for public sector clients.


El Cajon Hydroelectric Project


     The following table summarizes the main financial statement accounts of the El Cajon hydroelectric project included in ICA's financial statements:


(Ps. million)                                 2Q2004   3Q2004   4Q2004   1Q2005   2Q2005
-------------------------------------------- -------   ------   ------   ------   ------
Income Statement
Revenue ....................................     906      706      793      832    1,022
Operating Result ...........................      55       40       45       49       62
Operating Margin ...........................       6%       6%       6%       6%       6%

Balance Sheet
Total Assets ...............................   5,189    5,568    5,949    6,469    7,032
Cash and Cash Equivalents ..................     770      451      884      619      409
Inventories ................................      77      123       45       31       25
Other Current Assets .......................     172      183      189      223      208
Total Current Assets .......................   1,019      757    1,117      873      642
Long Term Assets ...........................   3,721    4,309    4,297    5,108    5,916
Long Term Accounts Receivable ..............   3,721    4,309    4,297    5,108    5,916
Total Liabilities ..........................   5,054    5,423    5,777    6,258    6,731
Current Liabilities ........................     505      534      490      535      706
Long Term Liabilities ......................   4,406    4,682    5,049    5,434    5,665
Other Liabilities ..........................     143      207      238      289      359
Equity .....................................     135      145      172      211      300
--------------------------------------------   -----    -----    -----    -----    -----


     The El Cajon hydroelectric project was 68 percent complete as of June 30, 2005, and during the second quarter generated Ps. 1,022 million in revenues and Ps. 62 million in operating income, with a 6 percent operating margin. The contractor for the El Cajon hydroelectric project, CIISA (Constructora Internacional de Infraestructura, S.A. de C.V.), obtained recognition of direct costs and financial costs associated to the increased prices for steel, totaling US$ 43 million. The signing of four amending agreements with the client increased the value of the contract to US$806 million.


     At the close of the second quarter, US$ 427.7 million in long term financing for the project had been disbursed, or 62.7 percent of the long term financing of US$ 682.4 million from the syndicated loan and the 144A bond.

     Total liabilities attributable to El Cajon hydroelectric project rose to Ps. 6,731 million, of which 10 percent was short term and 90 percent long term. The syndicated loan is shown on ICA's balance sheet as it is disbursed. The entire amount of the 144A bond, for US$ 230 million, has been recorded as long term securities debt since the date of its issuance. The bond proceeds are used pari passu with the syndicated loan, and the cash obtained from the bond placement is recorded as a long term investment until it is used.

CONSOLIDATED RESULTS

January  June 2005

   (Ps. Million)                     Jan-Jun 2004       Jan-Jun 2005  Change (%)
--------------------------------------------------------------------------------
Revenues ..........................      5,858              8,171          40
Operating income ..................        144                408         184
  Operating margin ................          2.5%               5.0%
EBITDA ............................        717                786          10
  EBITDA margin ...................         12.2%               9.6%
Net (loss) of majority interest ...       (204)               133
Earnings per share (Ps.) ..........         (0.11)              0.07
Weighted average shares ...........      1,867.28           1,865.46         0.5
outstanding   (million)
--------------------------------------------------------------------------------

     Revenues increased 40 percent to Ps. 8,171 million in the first half of 2005 compared to Ps. 5,858 million in the first half of 2004. Operating income was Ps. 408 million, an 183 percent increase from the Ps. 144 million in the same period of 2004. EBITDA increased by Ps. 69 million to Ps. 786 million in the first six months of 2005 from Ps. 717 million in the first six months of 2004. The EBITDA margin for the six months of 2005 was 9.6 percent. Net income of majority interest was Ps. 133 million, an improvement of Ps. 337 million compared to the loss of Ps. 204 million recorded in the same period of 2004. The gain per share in the first six months of 2005 was Ps. 0.07 ($0.04 per ADR), based on 1,865.46 million weighted average shares outstanding, compared to a loss per share of Ps. 0.11 (US$ 0.06 per ADR) based on 1,867.28 million weighted average shares outstanding during the first six months of 2004.


BALANCE SHEET

    (Ps. million; end of period)             II-04           II-05    Change (%)
--------------------------------------------------------------------------------
Current assets .........................     8,307           8,728        5
    Of which: Cash and cash equivalents      2,613           3,457        32
Accounts receivable ....................     2,691           2,818        5
Long term investments ..................     8,214           9,919        21
Property, plant and equipment ..........     1,146           1,084       (5)
Other long term assets .................     1,583           1,288       (19)
Total assets ...........................    19,250          21,019        9
Current liabilities ....................     6,652           6,061       (9)
Long term liabilities ..................     6,768           8,793        30
Total liabilities ......................    13,420          14,854        11
Shareholders equity ....................     5,830           6,165        6
Total liabilities and equity ...........    19,250          21,019        9
--------------------------------------------------------------------------------

     As of June 30, 2005, ICA had total assets of Ps. 21,019 million, an increase of Ps. 1,769 million, or 9 percent, compared to Ps. 19,250 million at the end of the same period of 2004. Both current and long term assets increased and reflect the higher levels in activity, faster invoicing of completed work, and advances in the execution of El Cajon hydroelectric project.

     At the end of the second quarter of 2005, ICA had total cash and short term investments of Ps. 3,457 million, an increase of 32 percent, compared to Ps. 2,613 million at the end of the second quarter of 2004. Of total cash and short term investments, 59 percent was in ICAs joint venture subsidiaries: 45 percent in ICA Fluor, 12 percent in El Cajon hydroelectric project, and 1 percent in Rodio. The remaining 41 percent of the total, or Ps. 1,434 million, was held at the parent company or in other operating subsidiaries. Of total cash as of June 2005, 38 percent represented advances from clients.

     Short-term accounts receivable increased Ps. 127 million to Ps. 2,818 million at the end of June 2005 from Ps. 2,691 million at the end of June 2004 as a result of contract mechanisms used by ICA. Collections are tied to meeting project completion milestones, since contract terms generally do not provide for client advances. Accounts receivable related to such projects include Ps. 564 million in the Industrial Construction segment, made up of Ps. 469 million for the Chicontepec oil field project, Ps. 69 million for Package II of the Minatitlan Refinery reconfiguration project, and Ps. 25 million for the four Ku Maloob-Zaap drilling platforms.

     Long term investments and accounts receivable on ICA's balance sheet, totaling Ps. 5,916 million, include the certifications for completed work on the El Cajon hydroelectric project, reflecting advances in the construction of the project, as well as the unused portion of the proceeds from the 144A Bond.

     Total liabilities increased Ps. 1,434 million to Ps. 14,854 million at the end of June 2005 from Ps. 13,420 million at the end of June 2004.

     Shareholders equity was Ps. 6,165 million as of June 30, 2005 as compared to Ps. 5,830 million on June 30, 2004. The increase in capital compared to the prior year balance reflects the net income generated in 2004 and in the first quarter of 2005.


Debt


     Total debt at the end of the second quarter was Ps. 8,451 million, an increase of Ps. 1,159 million compared to the Ps. 7,292 million recorded 12 months earlier. Excluding the El Cajon hydroelectric project, total debt increased by Ps. 96 million, primarily as the combined result of notes placed by ICA Panama for the Corredor Sur for US$ 150 million, and exchange traded notes placed by TUCA for Ps. 800 million, which was offset in part by the payment of Ps. 2,312 million in debt, including holding company, subsidiary, and project debt.

     Net debt excluding the El Cajon hydroelectric project was Ps. (65) million, a Ps. 1,109 million reduction, compared to Ps. 1,043 million registered in the second quarter of 2004. This is a result of the payment of corporate debt and the refinancing of projects that generated cash for the Company.

     US$ 427.7 million of the El Cajon hydroelectric project long term financing has been used by ICA.


(Ps. million)                                  2Q2004          2Q2005
---------------------------------------------------------------------
Short Term Debt                                 1,051             429
Long Term Debt                                  6,240           8,022
Total Debt                                      7,292           8,451
Total Cash                                      2,613           3,457
Total Net Debt                                  4,679           4,994
El Cajon Project Debt                           4,406           5,469
El Cajon Cash                                     770             409
---------------------------------------------------------------------
Net Debt, El Cajon                              3,635           5,060
Net Debt, excluding El Cajon                    1,043            (65)
---------------------------------------------------------------------

     Of ICAs total debt, 97 percent, or Ps. 8,197 million, corresponds to projects; and 3 percent, or Ps. 254 million, is operating company debt.

     During the second quarter of 2005 ICA paid in full US$ 44 million in corporate loans from Banamex and Caterpillar.

     In the second quarter ICA refinanced on longer terms and better interest rates all debt related to Corredor Sur and TUCA, extending the maturity of these loans until 2025 and 2022 respectively. The two operations provided ICA additional cash of US$68.5 million.

     As of June 30, 2005, 5 percent of ICAs total debt matured in less than one year; 58 percent is securities debt; and 66 percent is denominated in foreign currency, principally dollars.

     ICAs policy is to maintain natural hedges for its debt liabilities. The Company matches the currency of financing for projects and its subsidiaries with the currency of the associated revenues that will be the source of repayment.


Liquidity and Financial Ratios

     The current ratio as of the end of the second quarter of 2005 increased to 1.44, compared to 1.25 in 2004. The increase is the result of payment of corporate and working capital debt, refinancing of liabilities, and an increase in the Companys activities. However, it should be noted that a portion of ICA's cash and cash equivalents has been pledged to obtain letters of credit required by clients to secure project advances and performance on several of the projects that ICA is undertaking.

     The interest coverage ratio (EBITDA/net financial expense) was 2.46, compared to 5.37 in the same period of last year, considering the effect of the Interest expense included in the cost of sales. The decrease in the ratio is the result of both interest expense as well as recognition of deferred costs related to the placement of bonds for Corredor Sur and TUCA and non-amortizable costs related to the issuance of the new debt,. Excluding these expenses, the interest coverage ratio would have been 3.01 during the second quarter of 2005. The leverage ratio (total debt/equity) increased to 1.37 in 2005, compared to 1.25 in 2004.


Subsequent Events

     On July 14, 2005, ICAs Extraordinary General Shareholders Meeting approved, among other items, (i) an increase in the variable portion of the capital stock of the Company for an amount equivalent of up to US$ 230 million dollars in accordance with Article 81 of the Mexican Securities Law (Ley del Mercado de Valores), and (ii) a public offering in Mexico (oferta publica primaria) of the representative shares of the capital increase mentioned in paragraph (i), together with a private offering to certain institutional investors in the United States and other international markets under the regulations applicable in the countries where the offering is made, and subject to approval by the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores).

     On July 22, Standard & Poor's announced that it placed ICA's rating on CreditWatch positive.

     As part of ICAs strategy of increasing its participation in infrastructure operation projects, the Company reaffirms its commitment to selectively participate in infrastructure operating companies that represent good investment opportunities, provide diversification in revenues, and stable cash flow. It is in this regard that ICA is in the process of acquiring the 37.25% participation of its partner Vinci, S.A. (Vinci) in Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (SETA), for approximately US$38 million. SETA is the strategic operator of Central North Airports Group (GACN), and owns 15 percent of its shares. This transaction will not result in the consolidation of SETA in ICAs financial statements. Additionally, and as part of this strategy, we have notified the Ministry of Communications and Transport (SCT) of our intent to exercise, under certain conditions, the option we have to purchase up to 36 percent of additional GACN shares. There is no assurance that the Mexican Government will accede to the proposed conditions, and that such options exercise will take place. In 2004, GACN reported revenues of Ps. 1,196 million, and served 10.6 million passengers.


     Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of June 30, 2005 purchasing power. The exchange rate used for the conversion of amounts at June 30, 2005 was Ps. 10.72 per U.S. dollar. The sum of line items may not match totals because of rounding.

     This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.